Exhibit 99.1

Banco Itaú Chile and subsidiaries As of and for the ten-month periods ended October 31, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the ten-month periods ended October 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Oct'23	Oct'22
Total loans			27,422,388	27,211,272
Total assets			42,941,628	41,282,486

Deposits and other demand liabilities			5,494,352	6,026,698
Time deposits and other time liabilities			13,584,719	12,258,551
Interbank borrowings			5,232,202	5,101,481
Debt and regulatory capital instruments issued			8,070,225	7,520,795

Equity			3,632,204	3,324,166
Total equity attributable to equity holders of the Bank			3,628,910	3,321,254
Non-controlling interest			3,294	2,912

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	10M'23	10M'22	10M'23	10M'22
Net operating profit before provision for loan losses [2]	1,247,251	1,306,527	1,208,102	1,217,928
Loan losses expenses [3]	(271,616)	(249,886)	(271,616)	(249,886)
Total operating expenses [4]	(613,885)	(605,883)	(613,885)	(605,883)
Operating income	361,750	450,758	322,601	362,159
Income from investments in companies	3,662	3,335	3,662	3,335
Operating income before income taxes	365,412	454,093	326,263	365,494
Income taxes	(58,609)	(58,493)	(19,460)	30,106
Consolidated income for the period	306,803	395,600	306,803	395,600

Net income attributable to holders of the Bank	306,785	395,559	306,785	395,559
Non-controlling interest	18	41	18	41

1- Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2- Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3- Includes $8,100 million of additional provisions established during the ten-month period ended October 31, 2023 ($46,668 million established during the ten-month period ended October 31, 2022).

4- Includes $4,946 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile, from which $3,701 million were established in the month of April 2023, and $1,245 million in the month of October 2023. ($8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia – established in the month of May 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer